Xethanol Corporation
1185 Avenue of the Americas
20th Floor
New York, New York 10036

June 8, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Andrew Schoeffler, Staff Attorney

Re:	Xethanol Corporation
Amendment No. 5 to Registration Statement on Form SB-2
Filed June 8, 2007 (the “SB-2 Amendment”)
File No. 333-131836

Dear Mr. Schoeffler:

I am writing this letter on behalf of Xethanol in response to the Staff’s comment letter dated May 31, 2007 regarding the Amendment No. 4 to the registration statement of Xethanol referenced above. We respond in this letter to the issues raised in the comment letter. The numbered paragraphs below correspond to the numbered paragraphs of the comment letter, which we have extracted from the comment letter and repeated here in italics for ease of reference.

General

1.
Explain how you are accounting for expenses related to the pilot projects disclosed on pages 6 and 21. It appears to us that, until these technologies are proven, it may be appropriate to account for expenses with no alternative use as R&D.

Response:

1.    None of the planned pilot projects has commenced to date. We have incurred only ongoing operating expenses related to the plant, such as maintenance, repairs, utilities, property taxes, insurance and security. We have recorded those expenses in the line item for general and administrative expenses in our Consolidated Statements of Operations for the year ended December 31, 2006 and for the three months ended March 31, 2007.

•	Delete your references on pages 6 and 28 to using cash flows from operations to fund your expansion since you have never generated operating cash flows;

Response:

We have revised the SB-2 Amendment as requested. We are also filing today Amendment No. 2 to our Annual Report on Form 10-KSB for the year ended December 31, 2006 (the “10-KSB Amendment”) and Amendment No. 1 to our Quarterly Report on Form 10-Q for the three months ended March 31, 2007 (the “10-Q Amendment”) to reflect corresponding changes.

•	Delete the term unaudited under critical accounting policies on page 29 since these disclosures relate to your annual and interim financial statements.

Response:

We have revised the SB-2 Amendment as requested, and we have made corresponding changes in the 10-KSB Amendment and the 10-Q Amendment.

Prior Comment 10

2.
We note your disclosure that a price adjustment is included in the prior month’s sales revenue as a true-up of sales prices between you and Aventine. However, it remains unclear to us how you determined that your sales price is fixed or determinable at the time of delivery such that recognizing revenue at that time is appropriate.

Response:

2.    All reported sales included in the Statements of Operations for the year ended December 31, 2006 and for the three months ended March 31, 2007 are actual sales and include no estimates. Sales revenue as of the end of each month is in effect a close-to-final estimate that is revised to actual in the middle of the following month before we include that month’s sales in our reported quarterly results, even if the month is the third month of the quarter. The revisions to date have been immaterial, and we have always reflected them in the reported quarterly results.

Prior Comment 12

3.
[A] Your revised disclosures do not adequately explain how you determined the amount of the impairment you recorded related to H2Diesel. Please revise. [B] In addition, please reconcile the related equity loss that you recorded during the three months ended March 31, 2007 with the summarized disclosures on page F-10 and with the two disclosures on page 22. [C] In regard to the summarized disclosures, please explain the nature of and the basis for recording the “gain on fair value adjustment.” [D] Also, please disclose the number of shares and the terms of the equity issued by H2Diesel on May 9, 2007.

Response:

3.    Our responses to each sentence of comment 3 are as follows:

[A] We have revised the SB-2 Amendment to describe how we determined the amount of the impairment we recorded related to H2Diesel, as follows:

“At December 31, 2006, after considering H2Diesel’s estimated value at December 31, 2006 and the illiquidity of our investment in H2Diesel, we recognized a $2.3 million loss in the value of our investment in H2Diesel. We concluded that this is other than a temporary decline in our investment in accordance with APB No. 18, “The Equity Method of Accounting for Investments in Common Stock.” We estimated the value of our investment as our percentage ownership share of H2Diesel’s underlying net assets on a book basis plus a $1 million estimated fair value of our sublicense agreement.”

We have also made corresponding changes in the 10-KSB Amendment and the 10-Q Amendment.

[B] The requested reconciliation is as follows:

Total stockholders equity of H2Diesel at March 31, 2007 as provided on page F-10 of the SB-2 Amendment (estimated summarized financial information of H2Diesel as of March 31, 2007)	$753,000

Multiplied by Xethanol’s ownership percentage of 34.2%	$258,000
Add: value of sublicense agreement	1,000,000
Equals: value of Xethanol’s equity in H2Diesel	1,258,000
Add: Xethanol’s loan to H2Diesel	50,000
Equals: Xethanol’s total investment in H2Diesel*	$1,308,000

Investment in and advances to H2Diesel as provided on page F-2 of the SB-2 Amendment (consolidated balance sheet as of March 31, 2007)*	$1,337,000
Investment @ December 31, 2006	1,963,000
Loss on equity of H2Diesel	$(626,000)

* Immaterial difference	$29,000

We further note that the second bullet point on page 22 of Amendment No. 4 to Form SB-2 incorrectly referenced “a $326,000 loss on equity of H2Diesel Holdings, Inc.” The bullet point should have stated: “a $626,000 loss on equity of H2Diesel Holdings, Inc.” We have corrected those typographical errors in the SB-2 Amendment and in the 10-Q Amendment.

[C] As disclosed in H2Diesel’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007, H2Diesel implemented EITF 00-19-2 on January 1, 2007. EITF 00-19-2 requires a company to recognize a liability for registration rights payments when they are probable and the amount is reasonably estimable. H2Diesel recorded a $1,574,100 contingent liability at January 1, 2007 based on its stock price at that date. At March 31, 2007, H2Diesel recorded a gain on fair value adjustment of $445,995 related to this liability because its stock price declined during the quarter.

[D] We have added to page F-10 of the SB-2 Amendment a description of the number of shares and the terms of the equity issued by H2Diesel on May 9, 2007, and we made a corresponding addition to the 10-Q Amendment.

Prior Comment 13

4.	It remains unclear to us what objective evidence you used to allocate the shares you received from H2Diesel between the put right and the management services agreement.

Response:

4.    The 1.3 million shares issued to us as a management fee was based on a subjective estimate of our cost to manage the operations, accounting systems and capital structure of H2Diesel in an arm’s-length transaction. The parties agreed to value these services at approximately $800,000 for one year, and determined the number of shares based on the fair value of H2Diesel common stock of $.61 per share at April 14, 2006. The 1.3 million shares issued to us for the Put Right was also a subjective estimate based upon an arm’s-length negotiation between the parties.

Prior Comment 15

5.	It appears to us that you may be recording probable losses and insurance recoveries on a net basis. Please clarify or revise. Refer to SAB Topic 5:Y.

Response:

5.    At December 31, 2006 and March 31, 2007, we were unable to estimate and had not recorded any probable losses, other than legal fees paid or accrued, related to pending legal matters. On May 10, 2007, after we received an unfavorable written order from the trial court on May 2, 2007, we negotiated and entered into a $1.0 million settlement of the Roll lawsuit after confirming with our insurance company that it would pay the settlement amount.  Our insurance company subsequently paid the settlement amount. To reflect that payment, we have revised (a) the Legal Proceedings section of the SB-2 Amendment on page 94; (b) Note 6 on page F-11 of the SB-2 Amendment; (c) Note 6 on page 13 of the 10-Q Amendment; and (d) Part II, Item 1, Legal Proceedings, on page 21 of the 10-Q Amendment.

For any questions of a legal nature, please contact Charles D. Vaughn of the Atlanta office of Nelson Mullins Riley & Scarborough LLP. His direct dial number is (404) 817-6189, and we request that you send correspondence via facsimile to Mr. Vaughn at (404) 817-6085.

We trust that the foregoing responds appropriately to the Staff’s comment letter. If you have any questions, please contact the undersigned at (646) 723-4000 or Mr. Vaughn at (404) 817-6189.

Very truly yours, /s/ Gary Flicker Gary Flicker Chief Financial Officer

cc:	David R. Ames Charles D. Vaughn